July 17, 2009

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2009

Filed April 29, 2009

File No. 001-33162

Dear Mr. Gilmore:

Thank you for your letter dated July 7, 2009.

In your letter, you seek a response from the Company within ten business days from the date of your letter (i.e. July 21, 2009) or an indication from the Company as to when it intends to provide you with a response.

Given our need to coordinate the input of some Red Hat employees who have been or will soon be traveling, we respectfully request an extension of eight business days. If granted, this requested extension would result in our submission of a response on or before July 31, 2009.

Please contact me at (919) 754-4340 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Jennifer Fugario

Staff Accountant

Securities and Exchange Commission

Katherine Wray

Staff Attorney

Securities and Exchange Commission

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission